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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

ARMANINO FOODS OF DISTINCTION, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

042166702

(CUSIP Number)

Timothy Franzen, 516 Thain Way, Palo Alto, CA, 94306. Tel: (650) 843-1919

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

2/12/2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [   ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 042166702	SCHEDULE 13D	Page 1 of 3 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Timothy Franzen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,800 shares

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER 153,800 shares

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 153,800 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.86%

14	TYPE OF REPORTING PERSON

2

CUSIP No. 986001105	Page 3 of 3

     Timothy Franzen hereby amends and supplements the report on Schedule 13D filed on October 18, 2000, as previously amended, with respect to the common stock of Armanino Foods of Distinction, Inc. as set forth below.

Item 5. Interest in the Securities of the Issuer.

     (a)  Mr. Franzen owns 153,800 shares of common stock of the Issuer, which equals approximately 4.86% of the total outstanding shares of common stock of the Issuer.

     (b)  Unchanged

     (c)  The following information supplements the information previously reported in Item 5(c):

     Timothy Franzen sold an aggregate of 155,000 shares of common stock of the Issuer on February 12, 2003 at $4.00 per share in a privately negotiated sale transaction, in addition to the 30,000 shares of common stock of the Issuer previously sold by Timothy Franzen on January 25, 2002 in the following open-market sale transactions: 1,300 shares of common stock of the Issuer at $4.04 per share, 3,100 shares of common stock of the Issuer at $3.65 per share, 1,900 shares of common stock of the Issuer at $3.60 per share, 3,800 shares of common stock of the Issuer at $3.58 per share, 2,700 shares of common stock of the Issuer at $3.90 per share, 1,000 shares of common stock of the Issuer at $3.95 per share, 16,000 shares of common stock of the Issuer at $3.75 per share and 200 shares of common stock of the Issuer at $3.57 per share.

     (d)  Unchanged

     (e)  On February 12, 2002, Timothy Franzen ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	2/18/02	/s/ TIMOTHY FRANZEN

Timothy Franzen